UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒                        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010.

or

☐                           Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from                      to                     .

Commission file number 000-26076

SINCLAIR BROADCAST GROUP, INC.

401(k) RETIREMENT SAVINGS PLAN

(Full Title of Plan)

SINCLAIR BROADCAST GROUP, INC.

10706 BEAVER DAM ROAD

HUNT VALLEY, MD 21030

(Name of issuer of the securities held pursuant to the Plan

and address of its principal executive office)

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

SINCLAIR BROADCAST GROUP, INC.

401(K) RETIREMENT SAVINGS PLAN

DECEMBER 31, 2010 AND 2009

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Sinclair Broadcast Group 401(k) Retirement Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits and supplemental information for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement

Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Reznick Group, P.C.

Baltimore, Maryland
June 24, 2011

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009

ASSETS
Investments at fair value	$80,259,673	$65,640,554
Guaranteed investment contract at fair value	10,339,274	9,480,261

Receivables
Employer contributions	1,346,355	1,285,213
Participant note receivable	1,735,926	1,609,501

Total assets	$93,681,228	$78,015,529

LIABILITIES
Excess contributions refundable	$150,149	$192,864

Net assets available for benefits at fair value	93,531,079	77,822,665

Adjustment from fair value to contract value for fully benefit-responsive contracts	(1,088,038)	(825,176)

Net assets available for benefits	$92,443,041	$76,997,489

See notes to financial statements

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET

ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2010

Additions
Investment income
Interest	$89,804
Net realized and unrealized appreciation in aggregate fair value of investments	13,759,383

Net investment income	13,849,187

Contributions
Employee	5,243,468
Employer	1,346,355
Rollover	548,644
Other	10,881

Total contributions	7,149,348

Total additions	20,998,535

Deductions
Benefit payments	5,356,819
Administrative expenses	46,015
Excess contributions refundable	150,149

Total deductions	5,552,983

Net increase	15,445,552

Net assets available for benefits:
Beginning of the year	76,997,489

End of the year	$92,443,041

See notes to financial statements

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 1 - PLAN DESCRIPTION

The following description of the Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan (“the Plan”) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.  Copies of this summary are available from Sinclair Broadcast Group, Inc. (“the Company”), Human Resources Department.

General

The Plan was adopted on January 1, 1988 and was amended and restated effective April 14, 2010 pursuant to a Massachusetts Mutual Life Insurance Company (“Mass Mutual”) Non-standardized 401(k) Profit Sharing Plan Prototype Plan Document.  The Plan is a participatory defined contribution plan covering substantially all of the Company’s employees.  An employee is eligible to participate in the Plan upon successful completion of the introductory period (90-day evaluation period to which all new employees and re-hires are subject).  Re-hires, if eligible to participate in the Plan on their date of termination, are eligible to enter the Plan on the date of re-hire.  Although employees may participate in the Plan they will not be eligible to receive the discretionary company match until they have completed one year of service.  An employee will earn a year of service if they work at least 1,000 hours during the 12-month period immediately following their date of hire or if they work at least 1,000 hours during any plan year beginning after their date of hire.  In addition, once a participant completes a year of service in order to receive the discretionary match they must also be employed on the last day of the Plan year and complete at least 1,000 hours of service during the Plan year for which the match pertains.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In February 2010, the Internal Revenue Service (IRS) commenced a review of the Plan.  In July 2010, the IRS completed their review of the Plan and determined that no changes were necessary to the information reported.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

Contributions

Employees contribute to the Plan through payroll deductions, up to a maximum of 98% of their total compensation.  Each participant’s account is credited with the participant’s contribution, matching contribution, and their pro rata share of earnings or losses on invested assets of the trust funds.  The Company’s matching contribution for all participating employees is discretionary and during 2010, was equal to 50% of the employees’ contributions limited to the first 4% of compensation the employee contributed.  Participants must be employed at the end of the Plan year and have completed 1,000 hours of service in order to receive matching contributions.  Contributions to the Plan are invested in the available investment options in accordance with the participant’s election.  A terminating member of the Plan has the option to maintain their account (if the balance is over $5,000) or be paid the current value of their contributions to the Plan reduced by any outstanding loan balances.

The member must forfeit the current unvested value of the employer’s contribution to their account.  In accordance with the terms of the Plan, such forfeitures are first applied to pay administrative expenses of the Plan, if any, and then to reduce future contributions required of the employer.  Participants are fully vested in their contribution to the Plan and related earnings.  Under the provisions of the Plan, eligible employees become 20% vested in employer contribution amounts credited to their account after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service and 100% vested after six years of service.

Unallocated assets in the Plan were approximately $71,775 and $139,095 as of December 31, 2010 and 2009, respectively.

The December 31, 2010 and 2009 employer contributions include a receivable that was funded subsequent to the Plan’s year end with the Company’s common stock.  The Company may also make additional discretionary profit sharing contributions each year.  There were no additional discretionary contributions during 2010 and 2009.

Upon enrollment, a participant may direct employee contributions to any of the Plan’s available fund options except the Sinclair Broadcast Group Common Stock Fund.  Employer contributions are invested in common stock, but may be redirected by participants to other fund options immediately.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

Excess Contributions Refundable

As of December 31, 2010 and 2009, a refund on contributions plus investment earnings, totaling $150,149 and $192,864, respectively, has been recorded as a liability to certain employees in order to pass the Actual Deferral Percentage test under Section 401(a) of the IRC.

Payment of Benefits

Participants may elect one of several methods to receive their vested benefits including: (a) a joint and survivor option whereby the employee receives a reduced monthly benefit during his/her lifetime and, upon death, the surviving spouse will receive a monthly benefit for his/her lifetime; (b) the purchase of a life annuity; (c) equal installments over a period of not more than the participant’s assumed life expectancy (or participant’s and participant’s beneficiary’s assumed life expectancy) at the time of distribution; (d) a lump sum distribution; or (e) partial distributions.  In the absence of such election by the participant, the method of distribution shall be determined by the Plan.  Upon termination of employment before normal retirement, a lump sum distribution may also be made.

Participant Note Receivable

Participants have the option to borrow from the vested portion of their account.  The minimum loan amount is $1,000 and the maximum loan permitted is the lesser of: (1) $50,000; or (2) one-half of their vested balance, and is secured by the balance in the participant’s account with interest charged based on the prime rate at the time of borrowing plus 1% (As of December 31, 2010 and 2009 the interest rates were 4.25%).  The rates charged to participants on current loans outstanding ranged from 4.25% to 10.50% as of December 31, 2010.  Participants may have two loans outstanding at one time.  Generally, the term of the loans may not exceed five years.  Interest income from these loans is treated as income to the Plan and is allocated with other earnings on investments.  Principal and interest are paid ratably through monthly payroll deductions.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting. Certain administrative expenses are borne by Sinclair Broadcast Group, Inc.  The Company has evaluated subsequent events for recognition and disclosure through the date of this filing.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) amended the guidance on fair value measurements and disclosures to add two new disclosure provisions to the current fair value disclosure guidance, including (1) details of transfers in and out of level 1 and level 2 measurements, and (2) gross presentation of activity within the level 3 roll forward.  The guidance also amends two existing fair value disclosure requirements so that entities are required to disclose (1) the valuation techniques and inputs used to develop fair value measurements for assets and liabilities that are measured at fair value on both a recurring basis and nonrecurring basis in periods subsequent to initial recognition and (2) fair value measurement disclosures for each class of assets and liabilities.  A class is defined as a subset of assets or liabilities within a line item in the statement of financial position.  The guidance is for interim and annual reporting periods beginning after December 15, 2009, except for the changes to the level 3 rollforward which are effective for fiscal years beginning after December 15, 2010.  The adoption of this standard did not have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued a standard update regarding defined contribution pension plans loans to participants in order to clarify how loans to participants should be classified and measured by defined contribution pension plans.  The amendment to the accounting guidance requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  The standard is effective for fiscal years ending after December 15, 2010.  The effect of the standard has been retrospectively applied to the accompanying statement of net assets available for benefits as of December 31,

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

2009.  The adoption of this standard update did not have a material impact on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  For further information see Note 3. Fair Value Measurements.

Accounting guidance provides that the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

The fair value of the Plan’s interest in a guaranteed investment contract is based upon the fair value of the fund’s underlying managed group annuity contract, as reported by the insurance company issuer of the contract.  The fully benefit-responsive guaranteed investment contract is valued at contract value as estimated by the administrator of the fund.  As described in accounting guidance, the investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits for a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by accounting guidance, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments

Benefit payments are recorded when paid.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE 3 — FAIR VALUE MEASUREMENTS

Accounting guidance provides for valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost).  A fair value hierarchy using three broad levels prioritizes the inputs to valuation techniques used to measure fair value.  The following is a brief description of those three levels:

•                  Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                  Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.  These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; or

•                  Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2010 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Pooled securities:
Intermediate term bond	$—	$5,083,288	$—	$5,083,288
Multi sector bond	—	5,436,925	—	5,436,925
Asset allocation - Lifestyle	—	306,362	—	306,362
Asset allocation - Lifecycle	—	4,167,359	—	4,167,359
Large cap value	—	16,347,193	—	16,347,193
Large cap core	—	4,083,208	—	4,083,208
Large cap growth	—	7,268,425	—	7,268,425
Multi cap value	—	12,382,190	—	12,382,190
Mid cap value	—	227,165	—	227,165
Mid cap growth	—	3,461,599	—	3,461,599
Small cap value	—	1,909,139	—	1,909,139
Small cap growth	—	2,659,776	—	2,659,776
International-global large core	—	6,835,653	—	6,835,653
International-global large growth	—	1,723,867	—	1,723,867
International-global small/mid cap	—	1,927,086	—	1,927,086
Guaranteed investment contract	—	—	10,339,274	10,339,274
Common stock fund	6,440,438	—	—	6,440,438
Total investments measured at fair value	$6,440,438	$73,819,235	$10,339,274	$90,598,947

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Pooled securities:
Intermediate term bond	$—	$4,539,232	$—	$4,539,232
Multi sector bond	—	4,215,265	—	4,215,265
Asset allocation - Lifestyle	—	373,418	—	373,418
Asset allocation - Lifecycle	—	2,901,971	—	2,901,971
Large cap value	—	15,108,035	—	15,108,035
Large cap core	—	3,391,065	—	3,391,065
Large cap growth	—	6,670,357	—	6,670,357
Multi cap value	—	10,496,438	—	10,496,438
Mid cap value	—	91,937	—	91,937
Mid cap growth	—	2,641,141	—	2,641,141
Small cap value	—	1,298,698	—	1,298,698
Small cap growth	—	1,840,686	—	1,840,686
International-global large core	—	6,449,131	—	6,449,131
International-global large growth	—	1,573,832	—	1,573,832
International-global small/mid cap	—	1,540,451	—	1,540,451
Guaranteed investment contract	—	—	9,480,261	9,480,261
Common stock fund	2,508,897	—	—	2,508,897
Total investments measured at fair value	$2,508,897	$63,131,657	$9,480,261	$75,120,815

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2010:

Guaranteed Investment Contract
Balance as of January 1, 2010	$9,480,261
Net investment gains and losses	262,862
Purchases, sales, issuances, repayments and settlements, net	596,151
Balance as of December 31, 2010	$10,339,274

Following is a description of the valuation methodologies for assets measured at fair value.  There have been no changes to the methodologies used as of December 31, 2009.

Pooled Securities

The fair value of the participation units owned by the Plan in the pooled separate accounts is based on the net assets of the underlying pool of securities on the last business day of the Plan year as determined by Mass Mutual.

Guaranteed Investment Contract

Investment contracts are presented at fair value.  Contract values represent contributions and reinvested income, less any withdrawals, plus accrued interest, because these investments have fully benefit-responsive features.  Under certain conditions, participants may receive less than the contract value of their accounts invested in the investment contracts, as determined by Mass Mutual.  As of December 31, 2010, there were no reserves against contract values for credit risk of contract issuers or otherwise.  The interest rate was 2.68% and 3.12% as of December 31, 2010 and 2009, respectively.

Common Stock Fund

The Sinclair Broadcast Group, Inc. Common Stock Fund (the Fund) is tracked on a unitized basis.  The Fund consists of the Company’s common stock which is valued at its quoted market price and funds held in the Investors Bank and Trust Money Market Fund sufficient to meet the Fund’s daily cash needs.  Unitizing the Fund allows for daily trades.  The value of a unit reflects the combined market value of the Company’s common stock and the cash investments held by the Fund.  As of December 31, 2010, 787,340 units were outstanding with a value of $8.18 per unit.  As of December 31, 2009, 622,554 units were outstanding with a value of $4.03 per unit.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4 - INVESTMENTS

During 2010, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in aggregate fair value as follows:

Net realized and unrealized appreciation in aggregate fair value:

Pooled separated accounts	$10,105,308
Guaranteed investment contract	262,862
Sinclair Broadcast Group, Inc. common stock	3,391,213
$13,759,383

The following presents individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2010 and 2009:

	2010	2009
Select Focused Value (Harris/C&B)	$12,382,190	$10,496,438
SF Guaranteed Interest Fund	10,339,274	9,480,261
Select Large Cap Value (Davis)	9,252,157	8,645,693
Select Overseas (MFS/Harris)	6,293,377	6,033,642
Select Fundamental Value (Wellington)	5,870,480	5,291,028
Global Strategic Income (OFI)	5,436,925	4,215,265
Select Blue Chip Growth (TRP)	5,090,941	4,535,145
Premier Core Bond (Babson)	5,083,288	4,539,232

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE 5 - INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the IRS dated May 11, 2009 stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the Code) and, therefore, the related trust is tax-exempt.  In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan sponsor has determined that it is eligible to, and has chosen to, rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

NOTE 6 — FULLY BENEFIT RESPONSIVE INVESTMENTS CONTRACT OF GUARANTEED INVESTMENT CONTRACT

Mass Mutual’s general investment account investment option for defined contribution plans is provided through a group annuity contract which the Plan is invested in.  Under the terms of a group annuity contract, a crediting rate is established for amounts invested in the guaranteed interest account and participants may direct permitted withdrawal and/or transfer transactions of all or a portion of their account balance at contract value. Contract value represents contributions plus credited interest less participant withdrawals and fees.  The Plan considers this investment option to be fully benefit responsive notwithstanding the liquidation value events under the contract that limit the ability of the plan to transact at contract value.  The fair value presented in Note 3 represents the estimated liquidation value determined within contract specifications (see the termination provisions stated within the contract).

The average yield earned is calculated by dividing the annual interest credited to the Plan during the plan year by the average annual fair value. The average interest rate credited to participants is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value. The average yield earned by the Plan and the average interest rate credited to participants is the same, therefore, no adjustment is needed.  The average yield earned by the Plan and average interest rate credited to participants was 2.68% and 3.12% for 2010 and 2009, respectively.

Certain events may limit the ability of the Plan to transact at contract value. Such events include but may not be limited to the following: (1) temporary absence; (2) change in position or other occurrence qualifying as a temporary break in service under the Plan; (3) transfer or other change of position resulting in employment by an entity controlling, controlled by, or under other common control with the employer; (4) cessation of an

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

employment relationship resulting from a reorganization, merger, layoff or the sale or discontinuance of all or any part of the Plan sponsor’s business; (5) removal from the Plan of one or more groups or classifications of participants; (6) partial or complete Plan termination; or (7) Plan disqualification.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8 - DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009

Net assets available for benefits per the financial statements	$92,443,041	$76,997,489
Employer contributions receivable at end of year	(1,346,355)	(1,285,213)
Excess contributions refundable at end of year	150,149	192,864

Net assets available for benefits per the Form 5500	$91,246,835	$75,905,140

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

The following is a reconciliation of employer contributions per the financial statements to the Form 5500 for the year ended December 31, 2010:

Employer contributions per financial statements	$1,346,355
Less: employer contribution receivable at end of year	(1,346,355)
Add: employer contribution receivable at beginning of year	1,285,213
Add: other	10,881

Employer contributions per the Form 5500	$1,296,094

The following is a reconciliation of contributions refundable per the financial statements to the Form 5500 for the year ended December 31, 2010:

Excess contributions refundable per financial statements	$(150,149)
Add: excess contributions refundable at end of year	150,149
Less: excess contributions refundable at beginning of year	(192,864)

Excess contributions refundable per the Form 5500	$192,864

The financial statements are prepared on an accrual basis whereas the Form 5500 is prepared on a modified cash basis.

NOTE 9 — PARTIES IN INTEREST TRANSACTIONS

The employer matching contributions are paid out in shares of the Sinclair Broadcast Group, Inc. common stock.

Certain Plan investments are shares of mutual funds managed by MassMutual Financial Group®.  MassMutual is the third party administrator as defined by the Plan.  These transactions qualify as exempt party-in-interest transactions.

SUPPLEMENTAL INFORMATION

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

EIN: 52-1494660   Plan # 001

SCHEDULE OF ASSETS (HELD AT YEAR END)

DECEMBER 31, 2010

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Cost (2)	Current Value
Guaranteed investment contract:
SF Guaranteed Interest Fund (1)	712,259	units		$9,251,235

Pooled securities:
Select Focused Value (Harris/C&B) (1)	41,774	units		12,382,190
Select Large Cap Value (Davis) (1)	49,720	units		9,252,157
Select Overseas (MFS/Harris) (1)	38,100	units		6,293,377
Select Fundamental Value (Wellington) (1)	39,646	units		5,870,480
Global Strategic Income (OFI) (1)	26,222	units		5,436,925
Select Blue Chip Growth (TRP) (1)	31,278	units		5,090,941
Premier Core Bond (Babson) (1)	2,729	units		5,083,288
Spectrum Growth (T. Rowe Price) (1)	16,638	units		3,687,463
Select Mid Cap Growth II (TRP/Frontier) (1)	11,777	units		3,461,599
Select Gr Opprts formerly Select Aggressive Growth (Sands/Delaware) (1)	29,051	units		2,177,484
Int’l New Discovery (MFS) (1)	6,205	units		1,927,086
Select Small Company Value (Clover/TRP/EARNEST) (1)	9,491	units		1,909,139
Premier Global (OFI) (1)	12,727	units		1,723,867
Destination Retirement 2020 (1)	11,629	units		1,560,304
Select Small Cap Growth Equity (W&R/Wellington) (1)	6,592	units		1,385,553
Select Small Company Growth (Boston Co/Eagle) (1)	9,201	units		1,274,223
Washington Mutual Investment (American) (1)	11,666	units		1,224,540
Destination Retirement 2030 (1)	8,399	units		1,129,011
Destination Retirement 2040 (1)	6,058	units		828,901
Destination Retirement 2010 (1)	4,422	units		592,600
EuroPacific Growth (American) (1)	2,321	units		542,275
Selected Index Equity (Northern Trust) (1)	3,325	units		395,745
Select Strategic Bal (JPMorgan/Western) (1)	2,274	units		306,362
Mid Cap Value (Columbia) (1)	2,475	units		227,165
Destination Retirement 2050 (1)	383	units		36,627
Destination Retirement Income (1)	147	units		19,915
Total pooled securities				73,819,217

SBGI Common Stock (1)	740,430	units		6,056,720
IBT Money Market (1)	46,910	units		383,721
Cash and cash equivalents (1)	3.00%			16
Participant note receivable (1)	4.25%	-10.50%		1,735,926
Total investments				$91,246,835

(1) Party in interest

(2) Historical cost has not been presented, as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SINCLAIR BROADCAST GROUP, INC.
401(K) RETIREMENT SAVINGS PLAN

	By:	/s/ David R. Bochenek
David R. Bochenek
Vice President/Chief Accounting Officer

Dated: June 24, 2011

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm